SECURITIES EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 14(F)

        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934



                           OPHTHALMIC IMAGING SYSTEMS

       (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER, AS AMENDED)


                     CALIFORNIA                       94-3035367
           STATE OR OTHER JURISDICTION              I.R.S. EMPLOYER
         OF INCORPORATION OR ORGANIZATION         IDENTIFICATION NUMBER

             221 LATHROP WAY, SUITE I, SACRAMENTO, CALIFORNIA            95815
--------------------------------------------------------------------------------
             ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF REGISTRANT       ZIP CODE

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (916) 646-2020

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                           OPHTHALMIC IMAGING SYSTEMS
                            221 LATHROP WAY, SUITE I
                          SACRAMENTO, CALIFORNIA 95815

                             -----------------------

                         INFORMATION STATEMENT PURSUANT
                         SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

              NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
        NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND
                      OPHTHALMIC IMAGING SYSTEMS A PROXY.

                            -------------------------



         This Information Statement, which is being mailed on or about August 28, 2000 to the holders of shares of the common stock, no par value (the "Common Stock"), of Ophthalmic Imaging Systems, a California corporation (the "Company"), is being furnished in connection with the designation by MediVision Medical Imaging Ltd., an Israeli corporation, ("MediVision"), of persons (the "Purchaser Designees') to the Board of Directors of the Company (the "Board'). Such designation is to be made pursuant to a Working Capital Funding Agreement dated as of July 13, 2000 (the "Funding Agreement") between the Company and MediVision. Pursuant to the Funding Agreement, among other things, the Company will borrow from MediVision funds for working capital purposes in a principal amount of up to One Million Five Hundred Thousand Dollars ($1,500,000), which borrowings and accrued interest thereon shall be convertible, at MediVision's option, into shares of Common Stock of the Company in accordance with the terms of the Funding Agreement. The Funding Agreement was executed in conjunction with a Securities Purchase Agreement by and among the Company, MediVision and Premier Laser Systems, Inc., a California corporation ("Premier"), dated July 13, 2000, pursuant to which MediVision is acquiring from Premier shares of Common Stock of the Company and convertible debt of the Company.

                    GENERAL INFORMATION REGARDING THE COMPANY

General

         The shares of Common Stock are the only class of outstanding voting securities of the Company. Each share is entitled to one vote. As of August 28 2000, there were 8,138,305 shares of Common Stock outstanding.

Right to Designate Directors; Purchaser Designees

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         The  Funding   Agreement   provides   that  upon  the  closing  of  the
transactions contemplated thereby (the "Closing"), the parties thereto shall take commercially reasonable steps, in compliance with applicable law and the bylaws and articles of the Company, to cause (i) the resignation of the current directors of the Company and (ii) the appointment, upon designation by MediVision, of new directors, who shall constitute a majority of directors of the Company. R. Joseph Allen, Daniel S. Durrie, M.D., Randall C. Fowler, and Walt Williams have tendered to the Company their resignations as directors of the Company, effective upon the Closing, and the Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director. It is expected that the Purchaser Designees may assume office at any time following the Closing and that, upon assuming office, the Purchase Designees will thereafter constitute at a majority of the Board of Directors of the Company.

         The following is an account of the business experience during at least the past five years of the Purchaser Designees, indicating the principal occupation and employment during that period by each, and the name and principal business of the organizations by which they are and were employed.

                  NAME                                              AGE
                  ----                                              ---

                  Noam Allon                                          41
                  Gil Allon                                           39
                  Ariel Shenhar                                       35
                  Jonathan Adereth                                    53

         NOAM ALLON has served as the President, Chief Executive Officer and a member of the Board of Directors of MediVision since MediVision's inception in June 1993. Mr. Allon also currently serves as the President, Chief Executive Officer and a member of the Board of Directors of MediVision's subsidiaries:
Camvision, Laservision and Medivision France. From 1992 to 1993, Mr. Allon served as Vice President of Marketing and Sales of Fidelity Medical (Israel) Ltd., an Israeli corporation engaged in digital x-ray imaging and archiving systems. Mr. Allon received his B.Sc. in Computer Science with distinction from the Technion Israel Institute of Technology in Haifa, Israel in May 1986.

         GIL ALLON has served as the Vice President, Chief Operating Officer and a member of the Board of Directors of MediVision since MediVision's inception in June 1993. Mr. Allon also currently serves as the Vice President, Chief Operating Officer and a member of the Board of Directors of MediVision's subsidiaries: Camvision and Laservision. From 1990 to 1993, Mr. Allon served as General Manager of Guy Systems, an Israeli corporation engaged in the analysis and development of information systems and general software. Mr. Allon received his B.A. and M.Sc. in Computer Science from the Technion Israel Institute of Technology in Haifa, Israel in May 1987 and December 1989, respectively, and his M.B.A. with distinction in Business Management from the University of Haifa in September 1999.

         ARIEL SHENHAR has served as a member of the Board of Directors of MediVision since August 1994 and as its Vice President and Chief Financial Officer since January 1997. Mr. Shenhar served as a member of the Board of Directors of Fidelity Gold Real Estate Markets Ltd.,

                                      -3-

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an Israeli company  engaged in real estate,  from 1994 to 1998, as an accountant at Nissan Caspi & Co. Certified Public Accountants in Jerusalem, Israel in 1996, and at Witkowski & Co. Certified Public Accountants in Tel Aviv, Israel from 1994 to 1995. From 1991 to 1994, Mr. Shenhar served as Export and Marketing Manager and a member of the Board of Directors at Anispor International Trading Ltd., an Israeli corporation engaged in the export of products, systems and turnkey projects in the healthcare, agriculture and police equipment fields. From 1993 to 1994, Mr. Shenhar also served as a member of the Board of Directors of Barton Planning & Manufacturing Ltd., an Israeli corporation engaged in ironwork and machinery. Mr. Shenhar received his B.A. in Economics and Accounting and his M.B.A. in Finance from the Hebrew University in Jerusalem, Israel and June 1992 and June 1999, respectively, and has been a Certified Public Accountant since January 1997.

         JONATHAN ADERETH has served as a member of the Board of Directors of MediVision since July 1, 1999. Mr. Adereth currently serves also as a member of the Board of Directors of E&C Medical Intelligence Ltd., an Israeli corporation engaged in medical knowledge-based case management systems. In addition, Mr. Adereth is a director of Eliav Ltd., an Israeli corporation engaged in medical imaging systems. From 1994 to 1998, Mr. Adereth served as President and CEO and as a member of the Board of Directors of Elscint Ltd., one of Israel's largest medical equipment companies engaged in the development, manufacturing and marketing of medical imaging products such as CT scanners, MRI systems and gamma cameras. Prior thereto Mr. Adereth served as a senior officer of Elscint Ltd. in various positions and capacities, including as Senior Vice President of Sales and Marketing in 1994 and as Vice President of Sales, from 1986 to 1993. Mr. Adereth received his B.Sc. in Physics from the Technion Israel Institute of Technology in Haifa, Israel in May, 1973.

         No shares of Common Stock of the Company are owned beneficially by any of the aforementioned Purchaser Designees.

         Compensation of Directors

         The compensation of directors of the Company will be determined by the new Board of Directors.

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            OPHTHALMIC IMAGING SYSTEMS


                                            By:
                                               ---------------------------------
                                                 Noam Allon, CEO


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